August 22, 2019

Alan Lane
Chief Executive Officer
Silvergate Capital Corp
4250 Executive Square, Suite 3000
La Jolla, CA 92037

       Re: Silvergate Capital Corp
           Amendment No. 3 to Registration Statement on Form S-1
           Filed August 15, 2019
           File No. 333-228446

Dear Mr. Lane:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed August 15, 2019

Business
Digital Currency Solutions and Services Drive Our Business Model
Conservative Lending and Niche Asset Growth, page 109

1. Please revise the penultimate paragraph on this page to clarify your reference to "digital currency borrowing facilities". Please provide more detail regarding such facilities.
Our Growth Strategy
Develop New Solutions and Services for our Customers, page 110

2. We note your disclosure on page 110 that you may sell digital currency collateral through your exchange clients and on page 111 that you are considering becoming involved in the transfer of digital assets between customers. We note also your general discussion in Risk
 Alan Lane
Silvergate Capital Corp
August 22, 2019
Page 2
         Factors on page 37 regarding the regulatory issues surrounding your digital currency customers. Since you indicate that you are planning on directly engaging in the secondary selling of digital currency collateral, please revise your disclosure here and in Risk Factors to address the regulatory concerns regarding these planned products.
3. Please identify each of the digital assets that you will accept as collateral or take into custody. Please clarify if you plan to offer digital wallet services to your customers. If so, please describe the security and custody arrangements with customers and revise to highlight the risk that you may be liable for any cybersecurity breach resulting in the loss of customer assets.
4. We note that you have applied to become a New York State licensed limited liability trust company. Please tell us what consideration you have given to whether you will be required to register as a national securities exchange, broker-dealer, money services business, or any other registration as a result of these new products. You may contact Ben Phippen at 202-551-3697 or Michael Volley at
202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameAlan Lane                                     Sincerely,
Comapany NameSilvergate Capital Corp
                                                                Division of
Corporation Finance
August 22, 2019 Page 2                                          Office of
Financial Services
FirstName LastName